EXHIBIT 2.9

                            [UNOFFICIAL TRANSLATION]

                                  BANK HAPOALIM
                                  -------------
                               Central Management
                Electronics, Chemistry, Metal and Textile Sector
                                  "Zion House"
                              41-45 Rotschild Ave.
                                    Tel Aviv

March 2, 2004
To:  Tefron Ltd.

             Re: YOUR OBLIGATION TOWARDS US AS OF DECEMBER 14, 1999

In respect of your obligation mentioned above, which was corrected on May 16, 2000, February 18, 2001, November 12, 2001, July 30, 2002, August 5, 2003 and
November 5, 2003, we hereby notify you that we agree to the correction of the above mentioned Obligations as set forth below:

Commencing with the financial statements as of December 31, 2003 and until the financial statements as of March 31, 2004 (included), we hereby agree that your financial ratios will be as follows:

     1. Shareholders' equity will not be less than 18% of your total assets.

     2. The aggregate shareholders' equity will not be less than U.S. $36,500,000 (thirty six million and five hundred thousand United States Dollars).

Except as provided above, the provisions of the Obligations referenced above shall apply.

On the basis of this letter you will pay us a one time commission at the total of $5,000 U.S Dollars, as agreed between us it will be collected through your account based in our bank on the date this letter is issued.



Respectfully,

/s/ S. Eshkol
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/s/ S. Shemer
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Bank Hapoalim B.M.
Main Management
M. Alterman S. Eshkol